July 16, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Shane Callaghan
Nicholas Panos

	Re:	Vida Ventures, LLC
Kyverna Therapeutics, Inc.
Schedule 13D Filed By Vida Ventures, LLC et al.
Filed May 3, 2024
File No. 005-94441

Dear Mr. Callaghan and Mr. Panos:

In response to your letter dated July 11, 2024 (the “Letter”), Vida Ventures, LLC (the “Company”), submits the following response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your Letter that pertains to the to the Schedule 13D filed by the Company on May 3, 2024 (the “Schedule 13D”). For the Staff’s convenience, we have restated below in bold the comment from the Letter in its entirety and have supplied our response to the comment immediately thereafter.

Schedule 13D Filed May 3, 2024

General

1.	We note the date of the event reported as requiring the filing of the Statement was February 12, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 12, 2024 event date, the Schedule 13D submitted on May 3, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

The Company respectfully advises the Staff that the Schedule 13D was not filed within five business days after the February 12, 2024 event date because the Company initially considered itself eligible to file on Schedule 13G with respect to its holdings in Kyverna Therapeutics, Inc. (“Kyverna”).

The Company was a stockholder of Kyverna since prior to its initial public offering (the “IPO”), which closed on February 12, 2024. At the closing of the IPO, based on its holding of an aggregate of 4,523,924 shares of common stock underlying shares of Series A-1 convertible preferred stock, all of which converted into shares of Kyverna’s common stock at the closing of the IPO, the Company believed that it is entitled to report its beneficial ownership of Kyverna’s equity securities on a Schedule 13G on a later date.

As disclosed in the Schedule 13D, Vida Ventures III, L.P. and Vida Ventures III-A, L.P., funds separately managed from, but affiliated with, the Company acquired a total of 253,136 shares of Kyverna’s common stock at the closing of the IPO. The Company disclosed its beneficial ownership of shares of Kyverna’s common stock, together with such affiliated entities, on a Form 4 promptly following the closing of the IPO, on February 14, 2024. However, the Company was not aware at the time that it was obligated to report such beneficial ownership on a Schedule 13D. Following a review of the affiliated position, including review of Staff guidance with respect to Section 13 filings, the Company determined a 13D was appropriate and filed the Schedule 13D on May 3, 2024. The Company respectfully advises the Staff that future filings by the Company with respect to its beneficial ownership in equity securities of Kyverna will be timely made in accordance with Rule 13d-1(a) of Regulation 13D-G.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Jean-Philippe Kouakou-Zebouah, the Company’s Chief Financial Officer, at (415) 378-9984 or jp@vidaventures.com.

Very truly yours,

/s/ Jean-Philippe Kouakou-Zebouah
Jean-Philippe Kouakou-Zebouah
Chief Financial Officer

cc:	Helena Grannis
Cleary Gottlieb Steen & Hamilton LLP